SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Moscow CableCom Corp.

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(Name of Issuer)

Common Stock, par value $0.01 per share

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(Title of Class of Securities)

61945R100

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(CUSIP Number)

Christopher F. Schultz, Esq.

Porzio, Bromberg & Newman P.C.

156 W. 56th Street

New York, New York, 10022

Telephone (212) 265-6888

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 6, 2006

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(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange

Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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This Amendment No. 4 to Schedule 13D (“Amendment No. 3”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons (defined below) on September 23, 2004, as amended on January 18, 2005, on August 23, 2005, and on June 15, 2006 (“Amendment No. 3”).

This Amendment No. 4 is filed in accordance with Rule 13d-2 of the Exchange Act, by Renova Media Enterprises Ltd., a Bahamas corporation formerly known as Columbus Nova Investments VIII Ltd. (“Renova Media”), and Mr. Victor Vekselberg. It shall refer only to information that has materially changed since the filing of Amendment No. 3.

Item 1.  Security and Issuer.

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This Amendment No. 4 relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Moscow CableCom Corp., a Delaware corporation formerly known as Andersen Group, Inc. (the “Company"), with a principal place of business at 590 Madison Avenue, 38th floor, New York, NY 10022.

Item 2.  Identity and Background.

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(a)

Names:

This statement is being filed jointly by Renova Media and Mr. Vekselberg (collectively, the "Reporting Persons"). Mr. Vekselberg and entities related to him beneficially own a majority of the share capital of Renova Media.

(b)

Residence or business addresses:

The principal business address of Renova Media is P.O. Box N-7755, Nassau, Bahamas.  The residential address of Mr. Vekselberg is 19 Bakhrushina Street, Bld. 2, Apt. 15, 113054 Moscow, Russian Federation.

(c)

Present principal occupation or employment:

Renova Media was formed for the principal purpose of investing in the Russian communications and media sectors.  Mr. Vekselberg’s present principal occupation is as an investor and businessman.

(d)

Criminal proceedings:

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

(e)

Civil proceedings:

During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities

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laws.

(f)

Citizenship:

Renova Media is a corporation formed under the laws of the Bahamas.  Mr. Vekselberg is a citizen of the Russian Federation.

Item 3.  Source and Amount of Funds or Other Consideration.

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On June 6, 2006, Renova Media and Renova Industries Ltd. executed an addendum (the “Addendum”) to their loan agreement, dated May 12, 2006.  The proceeds of this loan were used to fund Renova Media’s purchase of the Company’s securities pursuant to a subscription agreement dated May 5, 2006, which is more fully described in Amendment No. 3.  Pursuant to the Addendum, the interest rate on this loan was reduced from 16% to 10% per annum.  A copy of the Addendum is attached hereto as Exhibit 16 and is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

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Exhibit 1

Joint Filing Agreement, dated September 23, 2004, between Renova Media Enterprises Ltd. and Victor Vekselberg.*

Exhibit  2.1      Subscription Agreement, dated August 26, 2004, between Renova Media Enterprises Ltd. and Moscow CableCom Corp.*

Exhibit 2.2

Amendment No. 1 to the Subscription Agreement, dated as of December 1, 2004.**

Exhibit 3

Warrant Agreement, dated January 13, 2005, between Renova Media Enterprises Ltd. and Moscow CableCom Corp.**

Exhibit 4.1       Shareholders Agreement, dated August 26, 2004, between Renova Media Enterprises Ltd. and Moskovskaya Telecommunikatsionnaya Corporatsiya.*

Exhibit 4.2

Amendment No. 1 to the Shareholders Agreement, dated as of December 1, 2004.**

Exhibit 4.3       Amendment No. 2 to Shareholders Agreement, dated December 30, 2004.**

Exhibit 4.4       Amendment No. 3 to Shareholders Agreement, dated December 30, 2004.***

Exhibit 5         Agreement, dated August 26, 2004, between Renova Media Enterprises Ltd. and each of Warren Mobley, Donald Miller-Jones, Charles Roberts and Dr. Ali Mohamed Ahmed.*

Exhibit 6

Registration Rights Agreement dated December 13, 2004, between Renova Media Enterprises Ltd. and Moscow CableCom Corp.**

Exhibit 7.1       Letter Agreement between Renova Media Enterprises Ltd. and

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Oliver R. Grace. Jr.*

Exhibit 7.2

Letter Agreement between Renova Media Enterprises Ltd. and James J. Pinto.*

Exhibit 8

Power of Attorney dated September 23, 2004.*

Exhibit 9

Equity Loan Agreement dated January 4, 2005, by and between Renova Media Enterprises Ltd. and Renova Industries Ltd.**

Exhibit 10

Promissory Note dated January 4, 2005, made by Renova Media Enterprises Ltd. to the order of Renova Industries Ltd.**

Exhibit 11.1

Irrevocable Proxy and Power of Attorney dated as of December 1, 2004, by and among Renova Media Enterprises Ltd., Oliver R. Grace, The Anglo American Security Fund, L.P. and Francis E. Baker.**

Exhibit 11.2

Irrevocable Proxy and Power of Attorney between Renova Media Enterprises Ltd. and Field Nominees Limited.**

Exhibit 11.3

Form of Irrevocable Proxy and Power of Attorney between Renova Media Enterprises Ltd. and each of the stockholders of Moscow CableCom Corp. set forth in Annex A to Exhibit 11.2.**

Exhibit 12

Subscription Agreement, dated May 5, 2006, by and between Moscow CableCom Corp. and the investors listed therein. ****

Exhibit 13

Warrant Agreement, dated May 18, 2006, by and between Moscow CableCom  Corp. and Renova Meia Enterprises Ltd. ****

Exhibit 14

Registration Rights Agreement, dated May 18, 2006, by and between Moscow CableCom Corp. and the investors listed therein. ****

Exhibit 15

Loan Agreement, dated May 12, 2006, by and between Renova Media Enterprises Ltd. and Renova Industries Ltd. ****

Exhibit 16

Addendum to the Loan Agreement, dated June 6, 2006, by and between Renova Media Enterprises Ltd. and Renova Industries Ltd.

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* Previously filed as an exhibit to the Initial Statement, which was filed with the Commission on September 23, 2004.

** Previously filed as an exhibit to Amendment No. 1 to the Initial Statement, which was filed with the Commission on January 18, 2005.

*** Previously filed as an exhibit to Amendment No. 2, which was filed with the Commission on August 23, 2005.

**** Previously filed as an exhibit to Amendment No. 3, which was filed with the Commission on June 15, 2006.

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                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

Dated:  July 28, 2006

                                            RENOVA MEDIA ENTERPRISES LTD.

                                            By: /s/ Andrew Intrater

                                               ------------------------------

                                                Name:  Andrew Intrater

                                                Title: Authorized Signatory

                                            VICTOR VEKSELBERG

                                            By: /s/ Andrew Intrater

                                                -----------------------------

                                                Name:  Andrew Intrater

Title: Attorney-in-Fact

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